UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): July 22, 2011

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On July 22, 2011, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the second quarter and six months ended June 30, 2011. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and six months ended June 30, 2011. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99.1   Investor Release of McDonald's Corporation issued July 22, 2011:
McDonald's Second Quarter Earnings Per Share Rise 19% on Strong Global Results

99.2   McDonald's Corporation: Supplemental Information, Quarter and Six Months ended June 30, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: July 22, 2011

By: /s/ Kevin M. Ozan

Kevin M. Ozan
Corporate Senior Vice President – Controller

Exhibit 99.1



FOR MORE INFORMATION CONTACT:
Investors: Kathy Martin, 630-623-7833
Media: Heidi Barker, 630-623-3791

McDONALD'S SECOND QUARTER EARNINGS PER SHARE RISE 19% ON STRONG GLOBAL RESULTS

OAK BROOK, IL — McDonald's Corporation today announced strong results for the second quarter ended June 30, 2011, driven by growth across all areas of the world.

"McDonald's ongoing momentum reflects our commitment to the customer. By providing relevant food and beverage choices in convenient, modern restaurants, we're giving customers more reasons to visit us more often," said McDonald's Chief Executive Officer Jim Skinner. "McDonald's global results for the quarter demonstrate the resilience of our Plan to Win and our ability to execute successfully. Comparable sales and guest count increases across all segments, highlighted by June's strong results, drove double-digit operating income and earnings per share growth."

The Company reported the following highlights for the quarter:

- Global comparable sales increased 5.6%, with the U.S. up 4.5%, Europe up 5.9% and Asia/Pacific, Middle East and Africa up 5.2%
- Consolidated operating income increased 19% (11% in constant currencies)
- Diluted earnings per share of $1.35, up 19% (11% in constant currencies)
- Returned $1.4 billion to shareholders through share repurchases and dividends

In addition, the Company announced the following:

- On July 21, McDonald's Board of Directors declared a quarterly cash dividend of $0.61 per share of common stock, payable on September 16, 2011, to shareholders of record at the close of business on September 1, 2011

In the U.S., McDonald's high-quality, affordable food and beverages continued to drive increased sales and guest counts. For the second quarter, U.S. operating income rose 6%, with sales fueled by the McCafé line-up, featuring the new Frozen Strawberry Lemonade, classic core offerings, including Chicken McNuggets and the Big Mac, and breakfast, supported by the new Fruit & Maple Oatmeal.

McDonald's Europe delivered strong comparable sales increases for the second quarter. Operating income increased 24% (10% in constant currencies) led by robust performance in France, the U.K. and Russia. The ongoing restaurant modernization efforts, as well as the segment's focus on premium menu offerings and unique food events, contributed to Europe's second quarter performance.

Asia/Pacific, Middle East and Africa (APMEA) delivered strong comparable sales growth, led by China and most other markets. Operating income growth of 34% (19% in constant currencies) reflected the success of the segment's continued commitment to branded affordability, convenience initiatives, such as drive-thru, delivery and extended hours, and innovative marketing tie-ins.

Jim Skinner concluded, "McDonald's continued success reflects the fundamental strength of our business model and unprecedented alignment around our customer-focused strategies. I am pleased with our second quarter performance and confident that the united efforts of our owner-operators, suppliers and employees will drive profitable growth for our shareholders over the long term, despite the continuing challenges of our economic environment. As we begin the third quarter, our momentum continues with July global comparable sales expected to be between 4 and 5%."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

| | Quarters Ended June 30, | | | | Six Months Ended June 30, | | | |
	2011	2010	% Inc	% Inc Excluding Currency Translation	2011	2010	% Inc	% Inc Excluding Currency Translation
Revenues	$6,905.4	$5,945.5	16	8	$13,017.0	$11,555.6	13	8
Operating income	2,189.1	1,845.3	19	11	4,015.0	3,519.4	14	9
Net income	1,410.2	1,225.8	15	7	2,619.2	2,315.6	13	8
Earnings per share-diluted*	1.35	1.13	19	11	2.49	2.13	17	11

* Foreign currency translation had a positive impact of $0.10 on 2011 diluted earnings per share for the quarter and a positive impact of $0.12 per share for the six months. In addition, diluted earnings per share growth for the six months was positively impacted by two percentage points (one percentage point in constant currencies), or $0.03 per share, as a result of the Company's share of Japan's strategic restaurant closing costs recorded in 2010.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends. The number of weekdays and weekend days, referred to as the calendar shift/trading day adjustment, can impact comparable sales and guest counts. In addition, the timing of holidays can impact comparable sales and guest counts.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 9:00 a.m. Central Time on July 22, 2011. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and six months ended June 30, 2011.

The Company plans to release July 2011 sales information on August 8, 2011.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data			Inc / (Dec)	
Quarters Ended June 30,	**2011**	**2010**	**$**	**%**
Revenues				
Sales by Company-operated restaurants	$4,697.4	$4,013.4	684.0	17
Revenues from franchised restaurants	2,208.0	1,932.1	275.9	14
TOTAL REVENUES	6,905.4	5,945.5	959.9	16
Operating costs and expenses				
Company-operated restaurant expenses	3,806.8	3,214.8	592.0	18
Franchised restaurants-occupancy expenses	373.0	334.3	38.7	12
Selling, general & administrative expenses	588.0	564.9	23.1	4
Impairment and other charges (credits), net	2.4	6.8	(4.4)	(65)
Other operating (income) expense, net	(53.9)	(20.6)	(33.3)	n/m
Total operating costs and expenses	4,716.3	4,100.2	616.1	15
OPERATING INCOME	2,189.1	1,845.3	343.8	19
Interest expense	121.8	108.1	13.7	13
Nonoperating (income) expense, net	0.9	1.9	(1.0)	(51)
Income before provision for income taxes	2,066.4	1,735.3	331.1	19
Provision for income taxes	656.2	509.5	146.7	29
NET INCOME	$1,410.2	$1,225.8	184.4	15
EARNINGS PER SHARE-DILUTED	$ 1.35	$ 1.13	0.22	19
Weighted average shares outstanding-diluted	1,047.7	1,085.9	(38.2)	(4)

n/m Not meaningful

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data   **Inc / (Dec)**

Six Months Ended June 30,	2011	2010	$	%
Revenues				
Sales by Company-operated restaurants	$ 8,850.1	$ 7,816.5	1,033.6	13
Revenues from franchised restaurants	4,166.9	3,739.1	427.8	11
TOTAL REVENUES	13,017.0	11,555.6	1,461.4	13
Operating costs and expenses				
Company-operated restaurant expenses	7,223.5	6,325.7	897.8	14
Franchised restaurants-occupancy expenses	727.3	673.6	53.7	8
Selling, general & administrative expenses	1,151.6	1,111.2	40.4	4
Impairment and other charges (credits), net	2.4	37.6	(35.2)	(94)
Other operating (income) expense, net	(102.8)	(111.9)	9.1	8
Total operating costs and expenses	9,002.0	8,036.2	965.8	12
OPERATING INCOME	4,015.0	3,519.4	495.6	14
Interest expense	241.9	219.1	22.8	10
Nonoperating (income) expense, net	7.8	8.1	(0.3)	(3)
Income before provision for income taxes	3,765.3	3,292.2	473.1	14
Provision for income taxes	1,146.1	976.6	169.5	17
NET INCOME	$ 2,619.2	$ 2,315.6	303.6	13
EARNINGS PER SHARE-DILUTED	$ 2.49	$ 2.13	0.36	17
Weighted average shares outstanding-diluted	1,051.4	1,088.1	(36.7)	(3)

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Six Months Ended June 30, 2011

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation for the second quarter and six months ended June 30, 2011. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by financing in local currencies, hedging certain foreign-denominated cash flows, and purchasing goods and services in local currencies. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended June 30,	2011	2010	Currency Translation Benefit/ (Cost) 2011
Revenues	$6,905.4	$5,945.5	$ 463.7
Company-operated margins	890.6	798.6	64.8
Franchised margins	1,835.0	1,597.8	106.8
Selling, general & administrative expenses	588.0	564.9	(28.0)
Operating income	2,189.1	1,845.3	146.2
Net income	1,410.2	1,225.8	98.0
Earnings per share – diluted	1.35	1.13	0.10

Six Months Ended June 30,	2011	2010	Currency Translation Benefit/ (Cost) 2011
Revenues	$13,017.0	$11,555.6	$ 591.6
Company-operated margins	1,626.6	1,490.8	83.5
Franchised margins	3,439.6	3,065.5	128.4
Selling, general & administrative expenses	1,151.6	1,111.2	(34.7)
Operating income	4,015.0	3,519.4	182.2
Net income	2,619.2	2,315.6	122.8
Earnings per share – diluted	2.49	2.13	0.12

Foreign currency translation had a positive impact on consolidated operating results for the quarter and six months driven by the stronger Euro and Australian Dollar as well as most other currencies.

Net Income and Diluted Earnings per Share

For the second quarter and six months ended June 30, 2011, net income was $1,410.2 million and $2,619.2 million, respectively, and diluted earnings per share were $1.35 and $2.49, respectively. Foreign currency translation had a positive impact of $0.10 on diluted earnings per share for the quarter and a positive impact of $0.12 for the six months.

For the second quarter and six months ended June 30, 2010, net income was $1,225.8 million and $2,315.6 million, respectively, and diluted earnings per share were $1.13 and $2.13, respectively. For the six months, results included after tax impairment charges of $35.3 million or $0.03 per share related to the Company's share of strategic restaurant closing costs in Japan.

During the second quarter 2011, the Company repurchased 9.2 million shares of its stock for $743.9 million, bringing total repurchases for 2011 to 27.6 million shares or $2.1 billion. During the second quarter 2011, the Company paid a quarterly dividend of $0.61 per share or $632.0 million, bringing the total dividends paid for 2011 to $1.3 billion.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

REVENUES
Dollars in millions

Quarters Ended June 30,	2011	2010	% Inc	% Inc Excluding Currency Translation
Company-operated sales				
U.S.	$1,126.7	$1,085.0	4	4
Europe	2,048.4	1,697.7	21	8
APMEA*	1,274.7	1,033.8	23	13
Other Countries & Corporate**	247.6	196.9	26	18
Total	$4,697.4	$4,013.4	17	9
Franchised revenues				
U.S.	$1,042.0	$ 991.9	5	5
Europe	774.1	628.4	23	9
APMEA*	235.0	177.4	32	16
Other Countries & Corporate**	156.9	134.4	17	8
Total	$2,208.0	$1,932.1	14	8
Total revenues				
U.S.	$2,168.7	$2,076.9	4	4
Europe	2,822.5	2,326.1	21	8
APMEA*	1,509.7	1,211.2	25	14
Other Countries & Corporate**	404.5	331.3	22	14
Total	$6,905.4	$5,945.5	16	8

2

Six Months Ended June 30,	2011	2010	% Inc	% Inc Excluding Currency Translation
Company-operated sales				
U.S.	$ 2,131.3	$ 2,072.3	3	3
Europe	3,807.0	3,320.3	15	8
APMEA*	2,455.7	2,051.7	20	11
Other Countries & Corporate**	456.1	372.2	23	16
Total	$ 8,850.1	$ 7,816.5	13	8
Franchised revenues				
U.S.	$ 1,963.2	$ 1,881.3	4	4
Europe	1,455.5	1,251.2	16	9
APMEA*	454.5	350.8	30	16
Other Countries & Corporate**	293.7	255.8	15	8
Total	$ 4,166.9	$ 3,739.1	11	7
Total revenues				
U.S.	$ 4,094.5	$ 3,953.6	4	4
Europe	5,262.5	4,571.5	15	8
APMEA*	2,910.2	2,402.5	21	12
Other Countries & Corporate**	749.8	628.0	19	12
Total	$13,017.0	$11,555.6	13	8

* APMEA represents Asia/Pacific, Middle East and Africa

** Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities

- **Consolidated:** Revenues increased 16% (8% in constant currencies) for the quarter and 13% (8% in constant currencies) for the six months. The constant currency growth was driven primarily by positive comparable sales as well as expansion.

- **U.S.:** Revenues increased for the quarter and six months due to positive comparable sales. Comparable sales were driven by the McCafé line-up, featuring the new Frozen Strawberry Lemonade, classic core offerings, including Chicken McNuggets and the Big Mac, and breakfast, supported by the new Fruit & Maple Oatmeal.

- **Europe:** The constant currency increase in revenues for the quarter and six months was primarily driven by comparable sales increases in Russia (which is entirely Company-operated), the U.K. and France, as well as expansion in Russia.

- **APMEA:** The constant currency increase in revenues for the quarter and six months was primarily driven by comparable sales increases in China and most other markets, as well as expansion in China. In addition, a contractual increase in the royalty rate for Japan contributed to the increase for both periods.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix.

COMPARABLE SALES

	% Increase					
	Months Ended June 30,*		Quarters Ended June 30,		Six Months Ended June 30,**	
	2011	2010	2011	2010	2011	2010
U.S.	6.9	3.7	4.5	3.7	3.7	2.6
Europe	9.1	4.7	5.9	5.2	5.8	5.2
APMEA	4.8	6.0	5.2	4.6	4.2	5.1
Other Countries & Corporate	12.6	7.9	10.3	9.9	9.1	11.0
Total	7.7	4.8	5.6	4.8	4.9	4.5

* The number of weekdays and weekend days can impact reported comparable sales. The calendar shift/trading day adjustment varied by area of the world, ranging from 0.2% to 0.5% in June 2011. In addition, the timing of holidays can impact comparable sales.

** On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) increased 3.8% and 3.9% for the six months ended June 30, 2011 and 2010, respectively.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

	Month Ended June 30, 2011		Quarter Ended June 30, 2011		Six Months Ended June 30, 2011	
	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation
U.S.	8	8	5	5	4	4
Europe	31	12	22	9	16	8
APMEA	21	7	19	7	16	6
Other Countries & Corporate	25	15	22	12	19	11
Total	18	9	14	7	11	6

FRANCHISED SALES
Dollars in millions

Quarters Ended June 30,	2011	2010	% Inc	% Inc Excluding Currency Translation
U.S.	$ 7,564.2	$ 7,178.6	5	5
Europe	4,417.8	3,594.6	23	9
APMEA	3,079.8	2,617.6	18	5
Other Countries & Corporate	1,891.1	1,557.0	21	12
Total*	$16,952.9	$14,947.8	13	7

Six Months Ended June 30,	2011	2010	% Inc	% Inc Excluding Currency Translation
U.S.	$14,278.8	$13,642.1	5	5
Europe	8,280.9	7,145.4	16	9
APMEA	6,103.2	5,354.8	14	3
Other Countries & Corporate	3,577.0	3,009.4	19	11
Total*	$32,239.9	$29,151.7	11	6

* Sales from developmental licensed restaurants or foreign affiliated markets where the Company earns a royalty based on a percent of sales were $3,504.6 million and $2,945.3 million for the second quarters 2011 and 2010, respectively, and $6,928.2 million and $6,011.7 million for the six months ended June 30, 2011 and 2010, respectively. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based primarily on a percent of sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters Ended June 30,	Percent		Amount		% Inc/ (Dec)	% Inc/ (Dec) Excluding Currency Translation
	2011	2010	2011	2010		
Franchised						
U.S.	84.3	84.0	$ 878.1	$ 832.6	5	5
Europe	79.1	78.3	612.2	491.8	24	10
APMEA	88.9	88.9	208.9	157.8	32	16
Other Countries & Corporate	86.5	86.0	135.8	115.6	18	9
Total	83.1	82.7	$1,835.0	$1,597.8	15	8
Company-operated						
U.S.	20.7	22.2	$ 233.0	$ 241.3	(3)	(3)
Europe	19.6	20.3	400.7	344.0	17	4
APMEA	17.0	17.1	216.5	177.3	22	11
Other Countries & Corporate	16.3	18.3	40.4	36.0	12	5
Total	19.0	19.9	$ 890.6	$ 798.6	12	3

Six Months Ended June 30,	Percent		Amount		% Inc/ (Dec)	% Inc/ (Dec) Excluding Currency Translation
	2011	2010	2011	2010		
Franchised						
U.S.	83.6	83.2	$1,640.4	$1,564.7	5	5
Europe	78.4	77.5	1,141.7	969.8	18	10
APMEA	89.1	88.9	404.8	311.8	30	17
Other Countries & Corporate	86.0	85.7	252.7	219.2	15	8
Total	82.5	82.0	$3,439.6	$3,065.5	12	8
Company-operated						
U.S.	20.1	21.4	$ 429.2	$ 442.6	(3)	(3)
Europe	18.5	18.8	703.8	624.0	13	5
APMEA	17.2	17.6	423.3	360.3	17	8
Other Countries & Corporate	15.4	17.2	70.3	63.9	10	4
Total	18.4	19.1	$1,626.6	$1,490.8	9	4

- ***Franchised:*** Franchised margin dollars increased $237.2 million or 15% (8% in constant currencies) for the quarter and $374.1 million or 12% (8% in constant currencies) for the six months.

  - ***U.S.:*** The franchised margin percent increased for the quarter and six months primarily due to positive comparable sales, partly offset by occupancy costs, primarily depreciation, mostly in the second quarter.

  - ***Europe:*** The franchised margin percent increased for the quarter and six months primarily due to positive comparable sales.

  - ***APMEA:*** The franchised margin percent for the quarter and six months reflected a contractual increase in the royalty rate for Japan in addition to positive comparable sales, partly offset by the impact of the strengthening Australian Dollar.

- ***Company-operated:*** Company-operated margin dollars increased $92.0 million or 12% (3% in constant currencies) for the quarter and $135.8 million or 9% (4% in constant currencies) for the six months.

  - ***U.S. & Europe:*** The Company-operated margin percent decreased for the quarter and six months primarily due to higher commodity costs, and to a lesser extent, higher labor and occupancy & other costs, partly offset by positive comparable sales.

- *APMEA:* The Company-operated margin percent for the quarter and six months reflected positive comparable sales, mostly offset by higher commodity, labor and occupancy costs, and was negatively impacted by the acceleration of new restaurant openings in China. Similar to other markets, new restaurants in China initially open with lower margins that grow significantly over time.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended June 30,		Six Months Ended June 30,	
	2011	2010	2011	2010
Food & paper	33.8	32.6	33.7	32.8
Payroll & employee benefits	25.2	25.4	25.5	25.6
Occupancy & other operating expenses	22.0	22.1	22.4	22.5
Total expenses	81.0	80.1	81.6	80.9
Company-operated margins	19.0	19.9	18.4	19.1

Selling, General & Administrative Expenses

- Selling, general & administrative expenses increased 4% (decreased 1% in constant currencies) for the quarter and increased 4% (1% in constant currencies) for the six months. The increase for the six months is a result of the timing of certain expenses in 2011, partially offset by the 2010 Vancouver Olympics and 2010 Worldwide Owner/Operator Convention.

- For the six months, selling, general & administrative expenses as a percent of revenues decreased to 8.8% for 2011 compared with 9.6% for 2010, and as a percent of Systemwide sales decreased to 2.8% for 2011 compared with 3.0% for 2010.

Impairment and Other Charges (Credits), Net

- For the six months 2010, the Company recorded after tax impairment charges of $35.3 million related to its share of the strategic restaurant closing costs in Japan.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended June 30,		Six Months Ended June 30,	
	2011	2010	2011	2010
Gains on sales of restaurant businesses	$(14.7)	$(11.0)	$ (26.6)	$ (38.6)
Equity in earnings of unconsolidated affiliates	(42.6)	(35.6)	(79.8)	(81.7)
Asset dispositions and other expense	3.4	26.0	3.6	8.4
Total	$(53.9)	$(20.6)	$(102.8)	$(111.9)

- Equity in earnings of unconsolidated affiliates for the quarter and six months benefited from stronger foreign currencies, while the decline in the number of unconsolidated restaurants negatively impacted both periods.

- Asset dispositions and other expense for the quarter declined due to gains on partnership dissolutions in the U.S. in 2011 and charges related to the voluntary recall of Shrek glassware in 2010. For the six months, both years reflected gains on partnership dissolutions in the U.S.

6

Operating Income

OPERATING INCOME
Dollars in millions

Quarters Ended June 30,	2011	2010	% Inc	% Inc Excluding Currency Translation
U.S.	$ 952.0	$ 895.1	6	6
Europe	833.4	673.6	24	10
APMEA	365.6	273.5	34	19
Other Countries & Corporate	38.1	3.1	n/m	n/m
Total	$2,189.1	$1,845.3	19	11

Six Months Ended June 30,	2011	2010	% Inc	% Inc Excluding Currency Translation
U.S.	$1,745.0	$1,704.5	2	2
Europe	1,508.7	1,274.6	18	11
APMEA	713.6	545.6	31	18
Other Countries & Corporate	47.7	(5.3)	n/m	n/m
Total	$4,015.0	$3,519.4	14	9

n/m Not meaningful

- *U.S.:* Operating results increased for the quarter and six months primarily due to higher franchised margin dollars. In addition, the quarter benefited from higher other operating income.

- *Europe:* Constant currency operating results increased for the quarter and six months due to stronger operating performance in France, the U.K. and Russia.

- *APMEA:* Constant currency operating results for the quarter and six months were driven primarily by stronger operating results in many markets and a contractual increase in the royalty rate for Japan. The Company's share of impairment charges in 2010, related to strategic restaurant closings in Japan, positively impacted the six months 2011 constant currency growth rate by seven percentage points.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for the six months 2011 and 2010 was 30.8% and 30.5%, respectively.

Interest Expense

- Interest expense increased for the quarter and six months reflecting higher average debt balances and stronger foreign currencies, partly offset by lower average interest rates.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended June 30,		Six Months Ended June 30,	
	2011	2010	2011	2010
Interest income	$ (9.5)	$ (3.6)	$ (17.3)	$ (8.2)
Foreign currency and hedging activity	0.6	1.1	1.1	4.6
Other expense	9.8	4.4	24.0	11.7
Total	$ 0.9	$ 1.9	$ 7.8	$ 8.1

Income Taxes

- The effective income tax rate for the quarter was 31.8% in 2011 compared with 29.4% in 2010 and 30.4% in 2011 compared with 29.7% in 2010 for the six months.

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add approximately 1.5 percentage points to 2011 Systemwide sales growth (in constant currencies), most of which will be due to the 541 net traditional restaurants added in 2010.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in comparable sales for either the U.S. or Europe would increase annual diluted earnings per share by about 3 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2011, the total basket of goods cost is expected to increase 4-4.5% in the U.S. and Europe.

- The Company expects full-year 2011 selling, general & administrative expenses to decrease about 2% in constant currencies. In addition, fluctuations will be experienced between quarters due in part to certain items in 2010, such as the Vancouver Winter Olympics in February, the biennial Worldwide Owner/Operator Convention in April and higher incentive compensation primarily recorded in the second half of 2010 based on performance.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2011 to increase approximately 8-10% compared with 2010.

- A significant part of the Company's operating income is generated outside the U.S., and about 45% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 65% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 20 cents.

- The Company expects the effective income tax rate for the full-year 2011 to be 31% to 32%. Some volatility may be experienced between the quarters resulting in a quarterly tax rate that is outside the annual range.

- The Company expects capital expenditures for 2011 to be approximately $2.5 billion. About half of this amount will be used to open new restaurants. The Company expects to open about 1,100 restaurants including approximately 400 restaurants in foreign affiliated and developmental licensed markets, such as Japan and Latin America, where the Company does not fund any capital expenditures. The Company expects net additions of about 750 restaurants. The remaining capital will be used for reinvestment in existing restaurants. Over half of this reinvestment will be used to reimage approximately 2,200 locations worldwide, some of which will require no capital investment from the Company.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At June 30,	2011	2010	Inc/ (Dec)
U.S.*	14,034	13,958	76
Europe			
Germany*	1,394	1,366	28
France	1,203	1,170	33
United Kingdom	1,198	1,195	3
Spain	419	407	12
Italy	416	394	22
Russia	276	249	27
Other	2,112	2,042	70
Total Europe	7,018	6,823	195
APMEA			
Japan*	3,280	3,576	(296)
China	1,349	1,179	170
Australia	840	808	32
Taiwan	350	346	4
Other	2,741	2,529	212
Total APMEA	8,560	8,438	122
Other Countries & Corporate			
Canada*	1,435	1,429	6
Brazil	624	584	40
Other	1,272	1,234	38
Total Other Countries & Corporate	3,331	3,247	84
Systemwide restaurants	32,943	32,466	477
Countries	117	117	

* Reflected the following satellites: At June 30, 2011 – U.S. 1,094, Germany 174, Japan 928, Canada 462; At June 30, 2010 – U.S. 1,123, Germany 173, Japan 1,166, Canada 456.

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SYSTEMWIDE RESTAURANTS BY TYPE

At June 30,	2011	2010	Inc/ (Dec)
U.S.			
Conventional franchised	12,473	12,392	81
Company-operated	1,561	1,566	(5)
Total U.S.	14,034	13,958	76
Europe			
Conventional franchised	4,851	4,672	179
Developmental licensed	204	169	35
Total Franchised	5,055	4,841	214
Company-operated	1,963	1,982	(19)
Total Europe	7,018	6,823	195
APMEA			
Conventional franchised	812	825	(13)
Developmental licensed	1,692	1,386	306
Foreign affiliated	3,571	3,823	(252)
Total Franchised	6,075	6,034	41
Company-operated	2,485	2,404	81
Total APMEA	8,560	8,438	122
Other Countries & Corporate			
Conventional franchised	1,143	1,170	(27)
Developmental licensed	1,852	1,772	80
Total Franchised	2,995	2,942	53
Company-operated*	336	305	31
Total Other Countries & Corporate	3,331	3,247	84
Systemwide			
Conventional franchised	19,279	19,059	220
Developmental licensed	3,748	3,327	421
Foreign affiliated	3,571	3,823	(252)
Total Franchised	26,598	26,209	389
Company-operated	6,345	6,257	88
Total Systemwide	32,943	32,466	477

*   Reflects the acquisition of 39 restaurants on December 31, 2010, as part of Canada's restaurant portfolio optimization.

Risk Factors and Cautionary Statement Regarding Forward-Looking Statement

The information in this report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. The most important of these is whether we can remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The IEO segment of the restaurant industry, although largely mature in our major markets, is highly fragmented and competitive. The IEO segment has been contracting in many markets, including some major markets, due to unfavorable economic conditions, and this may continue. Persistently high unemployment rates in many markets have also increased consumer focus on value and heightened pricing sensitivity. Combined with increasing pressure on commodity and labor costs, these circumstances affect restaurant sales and margin growth despite the strength of our brand and value proposition. We have the added challenge of the cultural, economic and regulatory differences that exist within and among the more than 100 countries where we operate. Initiatives we undertake may not have universal appeal among different segments of our customer base and can drive unanticipated changes in guest counts and customer perceptions. Our operations, plans and results are also affected by regulatory and similar initiatives around the world, notably the focus on nutritional content and the production, processing and preparation of food "from field to front counter," as well as industry marketing practices.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales and profits depends largely on how well we execute the Plan to Win.

The Plan to Win addresses the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond effectively to trends or other factors that affect the IEO segment and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about us, all of which can drive popular perceptions of our business or affect the willingness of other companies to enter into site, supply or other arrangements or alliances with us;

- The risks associated with our franchise business model, including whether our franchisees and developmental licensees will have the experience and financial resources to be effective operators and remain aligned with us on operating, promotional and capital-intensive initiatives and the potential impact on us if they experience food safety or other operational problems or project a brand image inconsistent with our values, particularly if our contractual and other rights and remedies are limited by local law or otherwise, costly to exercise or subject to litigation;

- Our ability to drive restaurant improvements that achieve optimal capacity, particularly during peak mealtime hours, and to motivate our restaurant personnel and our franchisees to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet expectations for quality food served in clean and friendly environments;

- Whether our restaurant reimaging and rebuilding plans, which remain a priority, are targeted at the elements of the restaurant experience that will best accomplish our goals and whether we can complete our plans as and when projected;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires trust and confidence;

- Our ability to respond effectively to adverse perceptions about the quick-service category of the IEO segment or about our products, promotions and premiums, such as Happy Meals (collectively, our products), or the reliability of our supply chain and the safety of our products, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The success of our plans to improve existing menu items and to roll out new menu items, as well as the impact of our competitors' actions, including in response to our menu changes and product introductions, and our ability to continue robust menu development and manage the complexity of our restaurant operations;

- Our ability to differentiate the McDonald's experience in a way that balances consumer value with margin expansion, particularly in markets where pricing or cost pressures are significant or have been exacerbated by the current

challenging economic and operating environment;

- The impact of pricing, marketing and promotional plans on sales and margins and our ability to adjust these plans to respond quickly to changing economic conditions;

- The impact of events such as boycotts or protests, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to recruit and retain qualified local personnel to manage our operations and growth, particularly in certain developing markets;

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way; and

- The costs and operational risks associated with our increasing reliance on information technology (including our point-of-sale and other in-store technology systems or platforms), such as the need for increasing investments to upgrade and maintain our systems, the potential for system failures or programming errors and the impact on our margins as the use of cashless payments becomes more widespread.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market or daypart (e.g., breakfast). To mitigate the impact of these conditions, we may take promotional or other actions that adversely affect our margins, limit our operating flexibility or result in charges or restaurant closings. Some macroeconomic conditions could have an even more wide-ranging and prolonged impact. The current environment has been characterized by weak economies, persistently high unemployment rates and continuing uncertainty in financial and credit markets. These conditions have significantly affected consumer confidence and spending. Moreover, the strength of the current recovery is uncertain in many of our most important markets, and growth in consumer spending generally lags improvement in the broader economy. The key factors that can affect our operations, plans and results in this environment are the following:

- Whether our strategies will permit us to compete effectively and make continued market share gains despite the uncertain economic outlook, while at the same time achieving sales and operating income within our targeted long-term average annual range of growth;

- The effectiveness of our supply chain management to assure reliable and sufficient product supply on favorable terms;

- The impact on consumer disposable income levels and spending habits of governmental actions to manage national economic matters, whether through austerity or stimulus measures and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers;

- The impact on restaurant sales and margins of recent significant increases in gasoline and commodity prices, which we expect will continue to be volatile and may increase further, and the impact of pricing, hedging and other actions that we, franchisees and suppliers may take to address this environment;

- The impact on our margins of labor costs given our labor-intensive business model, the long-term trend toward higher wages in both mature and developing markets and any potential impact of union organizing efforts;

- The impact of foreign exchange and interest rates on our financial condition and results;

- Whether we are able to identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;

- The challenges and uncertainties associated with operating in developing markets, such as China and Russia, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment; and

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in

impairment charges that reduce our earnings.

Increasing legal and regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect popular perceptions of our business and increase our exposure to litigation or governmental investigations or proceedings;

- The impact of new, potential or changing regulation that can affect our business plans, such as those relating to marketing and the content and safety of our food and other products, as well as the risks and costs of our labeling and other disclosure practices, particularly given varying legal requirements and practices for testing and disclosure within our industry, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information from third-party suppliers;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive popular opinion, litigation and regulation, including taxation, in ways that could be material to our business;

- The risks and costs to us, our franchisees and our supply chain of increased focus by U.S. and overseas governmental authorities and non-governmental organizations on environmental matters, such as climate change, the reduction of greenhouse gases and water consumption, including as a result of initiatives that effectively impose a tax on carbon emissions;

- The impact of litigation trends, particularly in our major markets, including class actions, labor and employment claims and landlord/tenant disputes; the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; and the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products, or the appropriateness or accuracy of our marketing or other communication practices;

- The increasing costs and other effects of compliance with U.S. and overseas regulations affecting our workforce and labor practices, including regulations relating to wage and hour practices, immigration, healthcare, retirement and other employee benefits and unlawful workplace discrimination;

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price, foreign exchange or import-export controls, increased tariffs or government-mandated closure of our or our vendors' operations, and the cost and disruption of responding to governmental investigations or proceedings, whether or not they have merit;

- The legal and compliance risks associated with information technology, such as the costs of compliance with privacy, consumer protection and other laws, the potential costs associated with alleged security breaches (including the loss of consumer confidence that may result and the risk of criminal penalties or civil liability to consumers or employees whose data is alleged to have been collected or used inappropriately) and potential challenges to the associated intellectual property rights or to our use of that intellectual property; and

- The impact of changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, changes in tax accounting or tax laws (or authoritative interpretations relating to any of these matters), and the impact of settlements of pending or any future adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope.

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

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- The continuing unfavorable global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Changes in financial or tax reporting and accounting principles or practices that materially affect our reported financial condition and results and investor perceptions of our performance;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can reflect market commentary (including commentary that may be unreliable or incomplete in some cases) or expectations about our business, our creditworthiness or investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program, dividend rate or changes in our debt levels on our credit ratings, interest expense, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants; and

- The impact on our results of other corporate actions, such as those we may take from time to time as part of our continuous review of our corporate structure in light of business, legal and tax considerations.

Our results and prospects can be adversely affected by events such as severe weather conditions, natural disasters, hostilities and social unrest, among others.

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels or other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.

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